

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 28, 2014

<u>Via E-mail</u>
Anthony C. Weagley
President and Chief Executive Officer
Center Bancorp, Inc.
2455 Morris Avenue
Union, NJ 07083-0007

> **Re:** **Center Bancorp, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-4**
> **Filed April 14, 2014**
> **File No. 333-194348**
> **ConnectOne Bancorp, Inc.**
> **Amendment No. 1 to Form 10-K for the Fiscal Year Ended**
> **December 31, 2013**
> **Filed April 14, 2014**
> **File No. 001-35812**

Dear Mr. Weagley:

We have reviewed the above referenced filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information, including, if applicable, a draft of your proposed disclosures to be made in future filings. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 1 to Registration Statement on Form S-4

Unaudited Pro Forma Condensed Combined Consolidated Financial Statements

Note 1 – Basis of Presentation, page 32

1.   We are unable to locate your revision to Note 1 to reflect the sensitivity analysis in response to our comment number six of our letter dated April 2, 2014. Please expand the disclosure in Note 1 – Basis of Presentation to present a sensitivity analysis of the purchase price and resulting goodwill to changes in the price of Center's common stock

of $19.19, the closing price of Center common stock on April 2, 2014 (up 10%, 20% and 30% and down 10%, 20% and 30%).

ConnectOne Bancorp, Inc. - Amendment No. 1 to Form 10-K for the Fiscal Year Ended December 31, 2013

Exhibit 32

2.   We note your response to prior comment 35 in our letter dated April 2, 2014. However, we note that ConnectOne has not filed a *full and complete* amendment to its December 31, 2013 Form 10-K, which includes updated Exhibit 31 and 32 certifications referencing the *amendment* to the Form 10-K. Therefore, we reissue the comment in part. Please ensure that ConnectOne files a full and complete amendment; signatures, Exhibit 31 and 32 certifications should also be updated and refer to the Form 10-K/A.

You may contact Chris Harley at (202) 551-3695 or Gus Rodriguez at (202) 551-3752 if you have questions regarding comments on the financial statements and related matters. Please contact David Lin at (202) 551-3552 or me at (202) 551-3434 with any other questions.

Sincerely,

/s/ Michael Clampitt

Michael Clampitt
Senior Counsel

cc: Via E-mail
         Peter H. Ehrenberg, Esq.